September 6, 2024

Nabeel Syed
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

       Re: Dome Capital, LLC
           Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted August 16, 2024
           CIK No. 0001988836
Dear Nabeel Syed:

     We have reviewed your amended draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

Amendment No 2. to Draft Offering Statement on Form 1-A
Cover page

1.     We note your disclosure that you will offer shares via the website:
JoineDome.com.
       Please revise this to refer to your correct website of joindome.com. Please also advise whether the website is intended to be used to test the waters. Further, we note that you disclose gross profits, aggregate ROI, average investor payout, and potential rates of returns on your website. Please advise us on what basis you provide these projections given you have no assets or operating history or remove such disclosure. Lastly, we note the website refers to free investing and full access investing, which is $5 per month.
       Please revise the disclosure in the offering circular to reflect any differences in terms of access and fees to the offering series.
2. We note your response to prior comment 1. We note your disclosure states that you will accept or reject a subscription within 15 days; however, you then state that you will accept
 September 6, 2024
Page 2

       or reject the subscription within 10 days. Further, you state that a closing will occur promptly following the acceptance of a subscription; however, you also state that you may close when the maximum number of subscriptions are received or at the discretion of management. Please revise to clearly state when you will engage in a closing and when
       you will accept or reject a subscription. Please revise your    Plan of
Distribution    section
       to disclose the details of your process for accepting or rejecting subscriptions, along with the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will the settlement occur.
       Further, please ensure that the disclosure in your subscription agreement is consistent with your disclosure in the offering statement. Lastly, please also reconcile the durations of the series offerings. The cover page references a duration of no later than the second anniversary of the qualification date but then there is also disclosure that the duration is up to one year from the date of the offering circular, which may be extended by 6 months.
General

3. We note your response to prior comment 2 that the disclosure at issue was removed.
       However, we continue to note the statement that "if subscriptions are received on a closing date but not accepted by the company prior to such Closing, any such subscriptions will be closed on the next closing date and the investor will have the choice to apply those funds to their next investment or request in writing to the Company that the funds be returned, which the company shall process within thirty days of such request."
       As previously requested, in light of the fact that potential investors will be subscribing to a particular series in the subscription agreement, please explain the mechanics of how this would work in your offering. To the extent you remove the referenced disclosure, please clarify what will occur if a subscription is received on a closing date but not accepted prior to closing.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Rajiv Radia, Esq.